 FORM 4                                                                                                         OMB Approval
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION                     -------------------------
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549                                OMB Number
    subject to Section 16. Form                                                                           Expires:
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Estimated average burden
    continue. See Instruction 1(b).                                                                       hours per response

         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Person
                                                                                                to Issuer (Check all applicable)
Songer, James E.                         Horizon Bancorp, Inc. of WV                            __X__ Director _____ 10% Owner
-------------------------------------------------------------------------------------------     _____ Officer (give title below)
(Last)        (First)       (Middle)     3. IRS or Social         4. Statement for              _____ Other (specify below)
                                            Security Number          Month/Year
P.O. Drawer 1818                            of Reporting                       12/96
---------------------------------------     Person (Voluntary)  -------------------------
               (Street)                                           5. If Amendment,             ________________________________
                                                                     Date of Original
                                                                     (Month/Year)
Beckley           WV             25801         ###-##-####
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(City)          (State)          (Zip)       Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                    2.Transaction  3.Transaction  4.Securities Acquired(A)  5.Amount of  6.Owner- 7.Nature
   (Instr. 3)                             Date           Code           or Disposed of (D)      Securities   ship     of
                                        (Month/Day/      (Instr. 8)     (Instr. 3, 4, and 5)    Beneficially Form:    Indirect
                                          Year)                                                 Owned at End Direct   Bene-
                                                       ---------------------------------------- of Month     (D) or   ficial
                                                                     Amount  (A)    Price    (Instr. 3    Indirect    Owner-
                                                        Code  V               or               and 4)     (I)         ship
                                                                             (D)                         (Instr.4)    (Instr.4)
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   Common Stock*                         12/12/96          J          600     D                40,704        D        Self
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   Common Stock*                                                                                  468        I        Spouse
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   Common Stock*                                                                            5151.1338         I        Pres./
                                                                                                                       Songer Ins
                                                                                                                       Agency
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   Common Stock*                                                                              3090.68         I        Pres./
                                                                                                                       Sunset
                                                                                                                       Memorial
                                                                                                                       Park
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   Common Stock*                                                                            4120.9072          I       Pres./
                                                                                                                       Home
                                                                                                                       Seekers
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (over)


FORM 4 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security  2.Conversion  3.Transaction  4.Transaction  5.Number of   6.Date Exer-      7.Title and Amount
  (Instr. 3)                    or Exercise   Date             Code         Derivative    cisable and       of Underlying
                                Price of                      (Instr. 8)    Securities    Expiration Date   Securities
                                Derivative     (Month/Day/                  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)
                                Security         Year)                      or Disposed
                                                                            of (D)       --------------------------------------
                                                                            (Instr. 3,    Date     Expir-          Amount or
                                                                             4, and 5)    Exer-    ation    Title  Number of
                                                            ----------------------------- cisable  Date            Shares
                                                             Code     V    (A)    (D)
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 8.Price of    9.Number of      10.Ownership      11.Nature of
   Derivative    Derivative        Form of           Indirect
   Security      Securities        Derivative        Beneficial
   (Instr. 5)    Beneficially      Security;         Ownership
                 Owned at End      Direct (D) or     (Instr. 4)
                 of Month          Indirect (I)
                 (Instr. 4)        (Instr. 4)
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Explanation of Responses:


                                                                                James E. Songer                        1/9/97
                                                                      -------------------------------------       -----------------
                                                                        **Signature of Reporting Person                 Date
                                                                           (Power of Attorney on file)

*  Increase in share amounts is due to shareholder participating in dividend reinvestment plan and a 100% Stock Dividend payable
   12-15-96.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                               Page 2